EXHIBIT 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

July 9, 2013

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is July 9, 2013.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have significantly expanded the high-grade Yellow Jacket discovery with a 120 metre step out hole at the North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports the first drill results from the Issuer’s 2013 phase 1 drill program on its new Yellow Jacket high-grade gold-silver discovery at the North Bullfrog Project, Nevada.  Hole NB-13-344 represents a 120 metre step out to the north of the previously defined 2012 high-grade discovery (NR12-14, May 23, 2012).  A select prioritized section of hole NB-13-344 which intersected vein material with visible gold averaged 10.7g/t gold and 10.4g/t silver over 8.3 metres, including 1.2 metres averaging 50 g/t gold and 36 g/t silver (the remainder of the drill hole assays are pending).

In addition, hole NB-13-341 which represents a 70 metre step out to the north of the 2012 discovery returned 0.85g/t gold over 46 metres within an overall interval of 116 metres of 0.6g/t gold (Figure 1).  These results show the continuity and geometry of the Yellow Jacket zone and along with ongoing drilling that has intersected broad zones (+50m) of stockwork and multi-stage veining as far north as has been drilled, highlight the zones expansion potential.

To date 9 core holes on the Yellow Jacket “High-Grade” target and 7 reverse circulation (RC) drill holes on the North Sierra Blanca “Starter Pit” target have been completed as part of the initial 20,000 metre phase of the North Bullfrog 2013 drill program (~80 hole program).  At Yellow Jacket, the alteration signature of the broad, ~1 g/t gold, vein system discovered in 2012 has been intersected in all of the holes drilled to date which represents a +200 metre extension to the north.  At the North Sierra Blanca target, broad zones (+50m) of strong mineralization related alteration have been intersected in all of the drill holes drilled to date which are on 100 metre centers and represent approximately a 500 meter  step-out from the previously defined Sierra Blanca resource.  The 2013 drilling program results to date are providing strong encouragement for a possible resource expansion which will be completed at year end following this phase of drilling.

Figure 1: Location of 2013 Yellow Jacket diamond drill holes. Red traces indicate 2013 holes completed to date. Section A-B is shown in Figure 2. For a more general location of Yellow
Jacket see Figure 3.

Hole NB-13-341, which encountered 116 metres of 0.6 g/t gold, and drill hole NB-13-342 were drilled to determine the geometry of the stockwork mineralization previously identified in NB-12-127 (Figure 2). The results show that a broad zone of stockwork mineralization is focussed in the Middle Sierra Blanca Tuff unit where multiple faults interact to form a horst like structure.

Holes NB-13-343 (pending) and NB-13-344 define a section similar to that shown in Figure 2. In NB-13-344 visible gold was recognized (Figure 3) in the core and as a result a 24 metre interval was rushed for assaying. This confirmed the high grade veins in the zone with two intervals running greater than one ounce per tonne gold (Table 1). In this hole, visible gold is frequently associated with silver sulphide similar to drill hole NB-12-138 drilled 120 metres to the south within the some structural zone.

Table 1: Significant intercepts* from 2012 & 2013 core holes.

HoleID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
NB-12-127	105.3	182.1	76.8	0.80	2.76
Including	129.0	147.5	18.6	1.67	6.50
NB-13-341	86.5	202.7	116.2	0.59	1.50
Including	112.3	158.4	46.1	0.85	2.30
NB-13-342	98.7	193.1	94.4	0.20	1.01
Including	133.3	160.0	26.7	0.34	1.00
NB-13-344	118.2	126.6	8.34	10.72	10.45
Including	118.2	119.1	0.90	32.31	41.36
Including	123.7	124.9	1.17	50.05	36.07
*Intercepts calculated with 0.1g/t cutoff and up to 1.7m internal waste.

Figure 2: Section through drill holes NB-13-341 & NB-13-342 illustrating distribution of stockwork veining in this area.

Figure 3: NB-13-344 @ 124.75m: visible gold.

Figure 4: Generalized location of Yellow Jacket in the North Bullfrog project area.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 70 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.  The Issuer’s independent consultants completed a robust positive Preliminary Economic Assessment on the existing resource in December 2012.

The project currently includes numerous prospective gold targets with four (Mayflower, Sierra Blanca, Jolly Jane and Connection) containing an estimated Indicated Resource of 15 Mt at an average grade of 0.37 g/t gold for 182,577 ounces of gold and an Inferred Resource of 156 Mt at 0.28 g/t gold for 1,410,096 ounces of gold (both at a 0.2 g/t cutoff), with appreciable silver credits.  Mineralization occurs in two primary forms: (1) broad stratabound bulk-tonnage gold zones such as the Sierra Blanca and Jolly Jane systems; and (2) moderately thick zones of high-grade gold and silver mineralization hosted in structural feeder zones with breccias and quartz-sulphide vein stockworks such as the Mayflower and Yellowjacket targets.  The Company is actively pursuing both types of mineralization.

A video of the North Bullfrog project showing location, infrastructure access and 2010 winter drilling is available on the Issuer’s website at http://www.corvusgold.com/investors/video/.  For details with respect to the assumptions underlying the current resource estimate and preliminary economic analysis, see the technical report entitled “Technical Report and Preliminary Economic Assessment for the Mayflower and North Mine Areas at the North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated December 6, 2012 and available under the Issuer’s profile at www.sedar.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information (other than the resource estimate) that form the basis for this materiasl change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS

Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control. McClelland Laboratories Inc. prepared composites from duplicated RC sample splits collected during drilling. Bulk samples were sealed on site and delivered to McClelland Laboratories Inc. by ALS Chemex or Corvus personnel. All metallurgical testing reported here was conducted or managed by McClelland Laboratories Inc.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any mining or production at North Bullfrog, the potential for any high-grade zone which is identified to be amenable to standard low cost open pit mining and heap leach gold-silver recovery or to form the nucleus of a large starter pit phase, the potential for additional resources, including high-grade zones, to be located between or adjacent to certain of the existing deposits, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s latest interim Management Discussion and Analysis and filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

July 10, 2013